FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No. 333-208177

June 2, 2016

PRICING TERM SHEET

MITCHAM INDUSTRIES, INC.

9.00 % Series A Cumulative Preferred Stock

(Liquidation Preference $25.00 per Share)

Issuer:	Mitcham Industries, Inc. (the “Company”)

Securities Offered:	9.00% Series A Cumulative Preferred Stock (the “Series A Preferred Stock”).

Number of Shares:	320,000 shares.

Number of Optional Shares:	48,000 shares.

Public Offering Price:	$25.00 per share of Series A Preferred Stock; $8,000,000 total (assuming no exercise of the underwriter’s option to purchase additional shares of Series A Preferred Stock).

Underwriting Discounts:	$1.375 per share; $440,000 total (assuming no exercise of the underwriter’s option to purchase additional shares).

Structuring Fee:	$0.125 per share; $40,000 total (assuming no exercise of the underwriter’s option to purchase additional shares) payable to Ladenburg Thalmann & Co. Inc.

Maturity Date:	Perpetual (unless redeemed by the issuer on or after June 8, 2021 or in connection with a change of control).

Ratings:	The Series A Preferred Stock will not be rated.

Trade Date:	June 3, 2016

Settlement Date:	June 8, 2016 (T+3)

Liquidation Preference:	$25.00 per share of Series A Preferred Stock.

Dividend Rate:	9.00% per annum for cash payment, based on liquidation preference of $25.00 per share of Series A Preferred Stock.

Dividend Payment Dates:	Dividends will be payable quarterly on or about the last day of January, April, July and October of each year. The initial dividend on the Series A Preferred Stock will be paid on August 1, 2016 in an amount equal to $0.35625 per share. Dividends on the Series A Preferred Stock will accumulate at a rate of 9.00% per annum per $25.00 stated liquidation preference per share of Series A Preferred Stock.

Optional Redemption:	The Company shall have the option to redeem the Series A Preferred Stock, in whole or in part, on or after June 8, 2021 or upon a change of control at the liquidation preference of $25.00 per share, plus accrued but unpaid dividends.

Change of Control Share Cap:

25 shares of common stock, par value $0.01 per share, of the Company, subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of the Company’s common stock), subdivisions or combinations with respect to the Company’s common stock.

Upon such a conversion, the holders of Series A Preferred Stock will be limited to a maximum number of shares of the Company’s common stock equal to the Share Cap multiplied by the number of shares of Series A Preferred Stock converted. If the price of the Company’s common stock is less than $1.00 (which is approximately 25% of the per-share closing sale price of the Company’s common stock reported on the NASDAQ on June 1, 2016), subject to adjustment, the holders will receive a maximum of 25 shares of the Company’s common stock per share of Series A Preferred Stock, which may result in the holders of Series A Preferred Stock receiving common stock with a value that is less than the liquidation preference of the Series A Preferred Stock.

The Company’s articles of incorporation currently authorize 20,000,000 shares of common stock. As a result, these conversion rights would be subject to shareholders approval of an amendment to the Company’s articles of incorporation to increase the number of authorized shares of common stock.

CUSIP/ISIN:	606501 302 / US6065013020

Sole Underwriter:	Ladenburg Thalman & Co. Inc.

Listing:

We have been approved (subject to official notice of issuance) to list the Series A Preferred Stock on the NASDAQ Global Select Market, and we expect that trading on the NASDAQ Global Select Market will commence immediately after the date of initial issuance of the Series A Preferred Stock with the trading symbol “MINDP”. The underwriter has advised us that it intends to make a market in the Series A Preferred Stock prior to the commencement of any trading on the NASDAQ Global Select Market, but the underwriter is not obligated to do so and market making may be discontinued at any time without notice.

ADDITIONAL INFORMATION:

All information (including financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the shares and is not soliciting an offer to buy the shares in any jurisdiction where the offer or sale is not permitted.

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Ladenburg Thalman & Co. Inc. by phone at (631) 270-1611, or by email at prospectus@ladenburg.com.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED, SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.